UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 29, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Issuance of New Shares Through Third-Party Allotment to Subsidiaries

(Acquisition of Parent Company’s Shares by Subsidiaries pursuant to Article 800 of Company Law)

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that its board of directors resolved today to issue new shares through a third-party allotment (the “Offering”), as set forth below. The Offering is to be implemented in relation to (i) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make Mizuho Corporate Bank, Ltd. (“MHCB”) a wholly-owning parent and to make Mizuho Securities Co., Ltd. (“MHSC”) a wholly-owned subsidiary, and (ii) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make Mizuho Bank, Ltd. (“MHBK”) a wholly-owning parent and to make Mizuho Investors Securities Co., Ltd. (“MHIS”) a wholly-owned subsidiary (collectively, the “Share Exchanges”), for the purpose of making the wholly-owning parents in the Share Exchanges acquire the consideration for the Share Exchanges, as necessary to implement the Share Exchanges.

1.	Outline of Offering

(1) Payment Date	August 29, 2011 (Monday)

(2) Number of New Shares to be Issued	1,285,038,883 shares of common stock of MHFG

(3) Calculation Method of Issue Price	The issue price shall be the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Friday, August 26, 2011, or if such closing price does not exist on such day, the closing price on the immediately preceding recent trading day. (Note 1)

(4) Amount of Proceeds	¥165,770,015,907 (Note 2)

(5) Method of Offering or Allotment (Parties to which Shares will be Allotted (the “Allottees”))	Third-party allotment MHCB: 962,094,673 shares MHBK: 322,944,210 shares

(6) Others	Each of the items above shall be conditioned upon the securities registration statement to be filed under the Financial Instruments and Exchange Law of Japan becoming effective.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be offered or sold in the United States.

(Note 1)	The above formula indication does not include a minimum issue price for the following reason:

As stated below, in “5. Rationale for Conditions of Issuance, (2) Rationale for Determination that Number of Shares to be Issued and Level of Dilution of Shares are Reasonable,” the approvals at, among other things, the general meetings of shareholders of the relevant companies, have been obtained for the Share Exchanges, and the Offering constitutes a part of the process required by each Allottee for implementation of the allotment of shares of common stock of MHFG as consideration for the Share Exchanges. If a minimum issue price is established and the Offering is forced to be cancelled due to the issue price being less than such minimum issue price, the Share Exchanges would also be forced to be cancelled or delayed, and such cancellation or delay could harm the interests of the existing shareholders of the companies concerned with the Share Exchanges.

(Note 2)	The amount of proceeds is the estimated amount calculated based on the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Thursday, July 28, 2011.

2.	Purpose of and Reason for Offering

The Offering is to be made for the purpose of making the wholly-owning parents in the Share Exchanges acquire the consideration for the Share Exchanges, as necessary to implement the Share Exchanges. The acquisition of shares of common stock of MHFG through such transaction falls under the acquisition of the parent company’s shares pursuant to Article 800 of the Company Law.

3.	Amount, Use and Scheduled Timing of Expenditure of Proceeds

(1)	Amount of Proceeds

(i) Total Amount to be Paid:	¥165,770,015,907
(ii) Approximate Costs of Issuance:	¥794,000,000
(iii) Approximate Net Proceeds:	¥164,976,015,907

(Note 1)	The major breakdown of the approximate costs of issuance is registration tax (approximately ¥581,000,000) and listing fee (approximately ¥210,000,000). The approximate costs of issuance do not include consumption tax, etc.

(Note 2)	The total amount to be paid is the estimated amount calculated based on the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Thursday, July 28, 2011.

(2)	Use of Proceeds

The approximate net proceeds of ¥164,976,015,907 set out above is planned to be used in full by the end of March 2012 to redeem the outstanding commercial paper issued by MHFG.

The proceeds will be managed in MHFG’s bank account until the proceeds are used for the above purpose.

4.	Rationale for Use of Proceeds

As mentioned in “2. Purpose of and Reason for Offering” above, the Offering is to be made for the purpose of making the wholly-owning parent in the Share Exchanges acquire the consideration for the Share Exchanges, as necessary to implement the Share Exchanges, and not for the purpose of raising funds.

5.	Rationale for Conditions of Issuance

(1)	Basis of Calculation of Issue Price and Details Thereof

The issue price was determined to be the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Friday, August 26, 2011, or if such closing price does not exist on such day, the closing price on the immediately preceding trading day. Taking into consideration that the purpose of the Offering is to make each Allottee acquire the consideration for the Share Exchanges, as necessary to implement the Share Exchanges, no discount on the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on the determination date of the issue price is to be provided.

Each Allottee shall, after acquiring the shares of common stock of MHFG issued through the Offering, allot such shares to, in the case of MHCB, shareholders of MHSC (excluding MHCB) and, in the case of MHBK, shareholders of MHIS (excluding MHBK), on September 1, 2011, which is the effective date of the Share Exchanges. Accordingly, the Allottees will assume the risk of fluctuation in the value of the shares of common stock of MHFG for the period from the day of determination of issue price for the Offering to the effective date of the Share Exchanges. With a view to setting the determination date of the issue price on the nearest possible day to the effective date of the Share Exchanges in order to minimize such risk, the issue price shall be determined through the formula indication method based on the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Friday, August 26, 2011.

MHFG considers that the issue price to be determined through the formula indication method as described above is not a price especially favorable to the Allottees because such price is to be determined based on the closing price of the trading day immediately preceding the payment date (Monday, August 29, 2011).

(2)	Rationale for Determination that Number of Shares to be Issued and the Level of Dilution of Shares are Reasonable

The total number of shares of common stock issued through the Offering is 1,285,038,883 shares, and the dilution ratio, as against the total number of issued shares of common stock of MHFG (21,791,643,560 shares as of June 30, 2011), will be approximately 5.90%. However, MHFG considers that the Share Exchanges will contribute to the improvement of corporate value of our group (“Mizuho”) by further enhancing the “group collective capabilities” of Mizuho. MHFG therefore considers that the number of shares to be issued and the level of dilution of shares are reasonable.

As mentioned above, the Offering is to be implemented for the purpose of making the wholly-owning parents in the Share Exchanges acquire the consideration for the Share Exchanges, as necessary to implement the Share Exchanges and to the extent reasonably necessary for the achievement of such purpose. In this regard, the Share Exchanges fall under the case in which approvals by the general meetings of shareholders of the wholly-owning parents in the Share Exchanges are not required (simplified share exchanges) pursuant to Article 796, Paragraph 3 of the Company Law, and MHFG, which is a sole shareholder of MHCB and MHBK, wholly-owning parents in the Share Exchanges, has not given any notice to the effect of opposing the Share Exchanges. The Share Exchanges were also approved at the respective ordinary general meetings of shareholders of MHSC and MHIS, which are wholly-owned subsidiaries in the Share Exchanges. Furthermore, a partial amendment to the Articles of Incorporation of MHFG regarding an increase of the total number of shares and the total number of class shares of common stock that MHFG is authorized to issue, as necessary to implement the Share Exchanges, was approved at the ordinary general meeting of shareholders and each of the general meetings of class shareholders of MHFG. As explained above, the Share Exchanges have already obtained the necessary approvals, including approvals at general meetings of shareholders of relevant companies. MHFG considers that, as the Offering constitutes a part of the process required by each Allottee for implementation of allotment of shares of common stock of MHFG, which are the consideration for the Share Exchanges, the Offering is necessary and reasonable.

6.	Reasons for Selecting the Allottees, etc.

(1)	Outline of the Allottees

(1) Name	Mizuho Corporate Bank, Ltd.

(2) Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative (as of July 29, 2011)	President & CEO: Yasuhiro Sato

(4) Purpose of Business	Bank business

(5) Capital	¥1,404,065 million

(6) Date of Establishment	April 1, 2002

(7) Number of Issued Shares

16,151,573 shares (common shares)

64,500 shares (the Second Series Class IV preferred shares)

85,500 shares (the Eighth Series Class VIII preferred shares)

3,609,650 shares (the Eleventh Series Class XIII preferred shares)

(8) Fiscal Year End	March

(9) Number of Employees	18,574 (consolidated)

(10) Major Shareholder and Ratio of Shareholding	MHFG 100% (excluding treasury stock held by MHCB)

(11) Relationship between the Parties

Capital Relationship	MHFG holds 100% of the total number of voting rights of MHCB.

Personnel Relationship (as of July 29, 2011)	Two directors of MHFG serve, respectively, as one director and one executive officer of MHCB. One corporate auditor of MHFG serves as corporate auditor of MHCB.

Transaction Relationship	MHFG engages in the corporate management of MHCB, and engages in deposit and borrowing transactions and delegates its administration services to MHCB.

Status as a Related Party	MHFG is the parent company of MHCB, and therefore, MHFG is a related party of MHCB.

(12) Results of Operations and Financial Conditions for Previous Three Fiscal Years (Consolidated)

Fiscal Year Ended	March 2009	March 2010	March 2011
Net Assets (¥ million)	2,825,997	4,235,205	4,689,334
Total Assets (¥ million)	87,862,549	90,338,181	92,950,239
Net Assets per Share (¥)	42,171.09	231,007.37	198,228.31
Ordinary Income (¥ million)	2,036,557	1,429,520	1,393,988
Operating Profits (¥ million)	—	—	—
Ordinary Profits (¥ million)	(187,268)	240,218	378,203
Net Income (¥ million)	(269,825)	223,933	266,490
Net Income per Share of Common Stock (¥)	(36,989.58)	29,752.39	35,503.79
Dividend per Share (¥)	common shares	common shares	common shares
	—	—	—
	The Second Series Class IV preferred shares	The Second Series Class IV preferred shares	The Second Series Class IV preferred shares
	—	42,000	42,000
	The Eighth Series Class VIII preferred shares	The Eighth Series Class VIII preferred shares	The Eighth Series Class VIII preferred shares
	—	47,600	47,600
	The Eleventh Series Class XIII preferred shares	The Eleventh Series Class XIII preferred shares	The Eleventh Series Class XIII preferred shares
	—	—	16,000

(Note 1)	As of March 31, 2011, unless otherwise specified.

(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no record thereof.

(Note 3)	MHCB, one of the Allottees, is not required to submit to the Tokyo Stock Exchange, Inc. and to the Osaka Securities Exchange Co., Ltd. a “Written Confirmation Certifying that the Allotted Persons Have No Ties to Anti-Social Forces,” as provided for in Article 417, Item 1, Sub-item g. of the Enforcement Rules for Securities Listing Regulations stipulated by the Tokyo Stock Exchange, Inc., and in 5(3)a(f) and 5(3)o of the Interpretation of Rules regarding Timely Disclosure, etc. of Corporation Information by Issuer of Listed Securities stipulated by the Osaka Securities Exchange Co., Ltd., since MHCB falls into a trading participant of the Tokyo Stock Exchange, Inc.

(1) Name	Mizuho Bank, Ltd.

(2) Location	1-5 Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative (as of July 29, 2011)	President & CEO: Takashi Tsukamoto

(4) Purpose of Business	Bank business

(5) Capital	¥700,000 million

(6) Date of Establishment	April 1, 2002

(7) Number of Issued Shares

10,006,205 shares (common shares)

64,500 shares (the Fourth Series Class IV preferred shares)

85,500 shares (the Fifth Series Class V preferred shares)

1,800,000 shares (the Tenth Series Class XIII preferred shares)

(8) Fiscal Year End	March

(9) Number of Employees	27,595 (consolidated)

(10) Major Shareholder and Ratio of Shareholding	MHFG 100% (excluding treasury stock held by MHBK)

(11) Relationship between the Parties

Capital Relationship	MHFG holds 100% of the total number of voting rights of MHBK.

Personnel Relationship (as of July 29, 2011)	Three directors of MHFG serve, respectively, as two directors and one executive officer of MHBK.

Transaction Relationship	MHFG engages in the corporate management of MHBK, and engages in deposit and borrowing transactions, etc., with MHBK.

Status as a Related Party	MHFG is the parent company of MHBK, and therefore, MHFG is a related party of MHBK.

(12) Results of Operations and Financial Conditions for Previous Three Fiscal Years (Consolidated)

Fiscal Year Ended	March 2009	March 2010	March 2011
Net Assets (¥ million)	1,668,372	2,036,642	2,481,918
Total Assets (¥ million)	71,218,959	72,838,895	74,781,922
Net Assets per Share (¥)	118,072.45	199,590.04	199,943.74
Ordinary Income (¥ million)	1,327,168	1,214,751	1,140,371
Operating Profits (¥ million)	—	—	—
Ordinary Profits (¥ million)	(259,620)	45,831	169,016
Net Income (¥ million)	(356,777)	55,714	140,072
Net Income per Share of Common Stock (¥)	(80,250.45)	11,032.09	30,671.93
Dividend per Share (¥)	common shares	common shares	common shares
	—	—	—
	the Fourth Series Class IV preferred shares	the Fourth Series Class IV preferred shares	the Fourth Series Class IV preferred shares
	—	47,600	47,600
	the Fifth Series Class V preferred shares	the Fifth Series Class V preferred shares	the Fifth Series Class V preferred shares
	—	42,000	42,000
	the Tenth Series Class XIII preferred shares	the Tenth Series Class XIII preferred shares	the Tenth Series Class XIII preferred shares
	—	—	16,000

(Note 1)	As of March 31, 2011, unless otherwise specified.

(Note 2)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no record thereof.

(Note 3)	MHBK, one of the Allottees, is not required to submit to the Tokyo Stock Exchange, Inc. and to the Osaka Securities Exchange Co., Ltd. a “Written Confirmation Certifying that the Allotted Persons Have No Ties to Anti-Social Forces,” as provided for in Article 417, Item 1, Sub-item g. of the Enforcement Rules for Securities Listing Regulations stipulated by the Tokyo Stock Exchange, Inc., and in 5(3)a(f) and 5(3)o of the Interpretation of Rules regarding Timely Disclosure, etc. of Corporation Information by Issuer of Listed Securities stipulated by the Osaka Securities Exchange Co., Ltd, since MHBK falls into a trading participant of the Tokyo Stock Exchange, Inc.

(2)	Reason for Selecting the Allottees

The Share Exchanges are intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program, which was announced in May 2010 as the Medium-term Management Policy of Mizuho. Specifically, the Share Exchanges aim to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

With a view to achieving the purpose of the Share Exchanges while securing the liquidity of the consideration for the Share Exchanges that is to be allotted to the shareholders of MHSC and MHIS, which are the wholly-owned subsidiaries in the Share Exchanges, and providing the benefit of synergies to be derived from the Share Exchanges to such shareholders of MHSC and MHIS, the Share Exchanges shall be conducted in the form of a so-called “triangular share exchange,” by which, as consideration for the Share Exchanges, shares of common stock of MHFG, which is the wholly-owning parent of MHCB and MHBK, are to be allotted instead of shares of MHCB and MHBK. Therefore, MHFG selected MHCB and MHBK as the Allottees for the Offering.

(3)	Policy of the Allottees for Holding Shares of MHFG

Each Allottee plans to use the portion of the shares of common stock of MHFG to be allotted in the Offering, which corresponds to the number of shares to be allotted as consideration for the Share Exchanges, as consideration for the Share Exchanges. Shares of common stock of MHFG to be allotted that are not used as consideration for the Share Exchanges, if any, are scheduled to be disposed of at an appropriate time after the effective date of the Share Exchanges.

(4)	Details of Confirmation of Existence of Assets of the Allottees Necessary for Payment

Based on the Annual Securities Report, etc., of each Allottee, MHFG has confirmed that, as of the last fiscal year end (March 31, 2011), each Allottee has necessary and sufficient cash and deposits for the payment.

7.	Major Shareholders and Ratios of Shareholding

Before the Offering (as of March 31, 2011)

Japan Trustee Services Bank, Ltd. (Trustee account)	5.43%
The Master Trust Bank of Japan, Ltd. (Trustee account)	4.00%
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	2.02%
Barclays Capital Japan Limited	1.44%
Japan Trustee Services Bank, Ltd. (Trustee account 9)	1.42%
Japan Trustee Services Bank, Ltd. (Trustee account 4)	1.19%
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	1.01%
The Dai-ichi Life Insurance Company, Limited	0.92%
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	0.81%
Japan Trustee Services Bank, Ltd. (Trustee account 1)	0.77%

(Note 1)	The ratio of shareholding is the ratio of the number of shares held to the total number of shares issued.

(Note 2)	The status of the major shareholders above is described based on the register of shareholders as of March 31, 2011.

(Note 3)	Although MHFG holds 503,522,647 shares of treasury stock (the ratio of the number of shares held to the total number of shares issued is 2.21%), which consist of 5,656,647 shares of common stock and 497,866,000 shares of Eleventh Series Class XI Preferred Stock, MHFG is not included in the above list of major shareholders.

(Note 4)	The shares to be issued in the Offering are not expected to be held for the long-term, and therefore, the major shareholders and ratios of shareholding after the Offering are not indicated above.

8.	Outlook

The impacts of the Offering on the earnings of MHFG for the fiscal year ending March 2012 have not yet been determined.

9.	Matters concerning Procedures in Code of Corporate Conduct

MHFG is not required to obtain the opinion of an independent third party or to confirm the intent of each shareholder concerning the Offering, as provided for in Article 432 of the Securities Listing Regulations stipulated by the Tokyo Stock Exchange, Inc. and in Article 2 of the Regulations regarding Code of Corporate Conduct stipulated by the Osaka Securities Exchange, Co., Ltd., since (i) the dilution ratio of the Offering is less than 25% and (ii) the Offering does not cause any change in a controlling shareholder.

10.	Results of Operations for and Status of Equity Finance Executed in Previous Three Fiscal Years

(1)	Results of Operations for Previous Three Fiscal Years (Consolidated)

Fiscal Year Ended		March 2009	March 2010		March 2011
Ordinary Income (¥ million)		3,514,428		2,817,625		2,716,791
Operating Profits (¥ million)		—		—		—
Ordinary Profits (¥ million)		(395,131)		327,127		588,498
Net Income (¥ million)		(588,814)		239,404		413,228
Net Income per Share of Common Stock (¥)		(54.14)		16.29		20.47
Dividend per Share (¥)	common stock	10	common stock	8	common stock	6
		the Eleventh Series Class XI Preferred Stock	the Eleventh Series Class XI Preferred Stock		the Eleventh Series Class XI Preferred Stock
		20		20		20
		the Thirteenth Series Class XIII Preferred Stock	the Thirteenth Series Class XIII Preferred Stock		the Thirteenth Series Class XIII Preferred Stock
		30		30		30
Net Assets per Share (¥)		104.38		191.53		177.53

(Note)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no record thereof.

(2)	Current Number of Issued Shares and Dilutive Shares (as of June 30, 2011)

	Number of Shares	Ratio to Total Number of Issued Shares

Number of Issued Shares	22,743,085,560 shares	100%

Number of Dilutive Shares at Current Conversion Price (exercise price)	1,465,647,120 shares	6.44%
Number of Dilutive Shares at Minimum Conversion Price (exercise price)	—	—
Number of Dilutive Shares at Maximum Conversion Price (exercise price)	—	—

(3)	Recent Stock Prices

(i)	Stock Prices for Previous Three Fiscal Years

Fiscal Year Ended	March 2009		March 2010	March 2011
Opening		¥368,000	¥193	¥185
	*¥	283
High		¥606,000	¥274	¥192
	*¥	299
Low		¥190,000	¥146	¥110
	*¥	166
Closing		¥257,700	¥185	¥138
	*¥	188

(Note 1)	All prices indicated above are trading prices on the Tokyo Stock Exchange, Inc.

(Note 2)	Effective on Sunday, January 4, 2009, MHFG conducted an allotment of shares or fractions of a share without consideration (“Allotment of Shares or Fractions of a Share without Consideration”), with a record date of Saturday, January 3, 2009, and the same type of shares and fractions of a share were respectively allotted to all shareholders at the rate of 999 shares per one (1) share, and to all holders of fractional shares at the rate of 9.99 shares per every 0.01 share, depending on the number of shares of common stock of MHFG, shares of each class of preferred stock and fractional shares held thereby, without any additional consideration. The mark “*” represents share prices after the implementation of the Allotment of Shares or Fractions of a Share without Consideration.

(ii)	Stock Prices for Previous Six Months

	January	February	March	April	May	June
Opening	¥155	¥159	¥170	¥139	¥130	¥127
High	¥175	¥177	¥173	¥141	¥137	¥133
Low	¥153	¥155	¥117	¥123	¥125	¥119
Closing	¥158	¥168	¥138	¥128	¥128	¥132

(iii)	Stock Prices on the Business Day Immediately Preceding Date of Resolution Authorizing Issuance

July 28, 2011
Opening	¥129
High	¥129
Low	¥128
Closing	¥129

(4)	Status of Equity Finance Executed in Previous Three Fiscal Years

(i)	Issuance of First Series of Stock Acquisition Rights of MHFG (Stock Compensation-Type Stock Options)

Payment Date	February 16, 2009
Amount of Proceeds	Amount of proceeds through issuance of Stock Acquisition Rights	¥1,032,632,190
	Amount of proceeds through exercise of Stock Acquisition Rights	¥5,409,000
	Total	¥1,038,041,190
Exercise Price	¥1 per Share
Number of Issued Shares at the Time of Offering	common stock	11,178,940,660 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	12,130,382,660 shares
Number of Shares Issued through this Offering	common stock	- shares
Total Number of Issued Shares after Offering	common stock	11,178,940,660 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	12,130,382,660 shares
Allottee(s)	Directors of MHFG	4
	Executive Officers of MHFG	4
	Directors of MHFG’s Subsidiaries	14
	Executive Officers of MHFG’s Subsidiaries	71
Number of Dilutive Shares through this Offering	5,409,000 shares
Current Status of Exercise (as of June 30, 2011)	Number of shares exercised: 4,294,000 shares
Original Use of Proceeds at the Time of Issuance	Not applicable.
Scheduled Timing of Expenditure at the Time of Issuance	Not applicable.
Current Status of Appropriation	Not applicable.

(ii)	Public Offering

Payment Date	July 23, 2009
Amount of Proceeds	Japanese public offering	¥228,853,160,000 (approximate net proceeds)
	International offering	¥263,197,000,000 (approximate net proceeds)
Issue Price	¥176.40 per share
Number of Issued Shares at the Time of Offering	common stock	11,179,164,300 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	12,130,606,300 shares
Number of Shares Issued through this Offering	common stock	2,804,400,000 shares
Total Number of Issued Shares after Offering	common stock	13,983,564,300 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	14,935,006,300 shares
Original Use of Proceeds at the Time of Issuance	Investment in MHFG’s consolidated subsidiaries.
Scheduled Timing of Expenditure at the Time of Issuance	In or after August 2009
Current Status of Appropriation	Proceeds have already been appropriated for investments in MHFG’s consolidated subsidiaries.

(iii)	Third-Party Allotment

Payment Date	August 5, 2009
Amount of Proceeds	¥34,328,840,000 (approximate net proceeds)
Issue Price	¥176.40 per Share
Number of Issued Shares at the Time of Offering	common stock	11,179,164,300 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	12,130,606,300 shares
Number of Shares Issued through this Offering	common stock	195,600,000 shares
Total Number of Issued Shares after Offering	common stock	14,179,164,300 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	15,130,606,300 shares
Allottee(s)	Nomura Securities Co., Ltd.
Original Use of Proceeds at the Time of Issuance	Investment in MHFG’s consolidated subsidiaries.
Scheduled Timing of Expenditure at the Time of Issuance	In or after August 2009
Current Status of Appropriation	Proceeds have already been appropriated for investments in MHFG’s consolidated subsidiaries.

(iv)	Issuance of Second Series of Stock Acquisition Rights of MHFG (Stock Compensation-Type Stock Options)

Payment Date	September 25, 2009
Amount of Proceeds	Amount of proceeds through the issuance of Stock Acquisition Rights	¥984,306,150
	Amount of proceeds through the exercise of Stock Acquisition Rights	¥5,835,000
	Total	¥990,141,150
Exercise Price	¥1 per Share
Number of Issued Shares at the Time of Offering	common stock	15,178,236,080 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	16,129,678,080 shares
Number of Shares Issued through this Offering	common stock	- shares
Total Number of Issued Shares after Offering	common stock	15,178,236,080 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	16,129,678,080 shares
Allottee(s)	Directors of MHFG Executive Officers of MHFG Directors of MHFG’s Subsidiaries Executive Officers of MHFG’s Subsidiaries	4 4 14 71
Number of Dilutive Shares through this Offering	5,835,000 shares
Current Status of Exercise (as of June 30, 2011)	Number of shares exercised: 3,395,000 shares
Original Use of Proceeds at the Time of Issuance	Not applicable.
Scheduled Timing of Expenditure at the Time of Issuance	Not applicable.
Current Status of Appropriation	Not applicable.

(v)	Public Offering

Payment Date	July 21, 2010
Amount of Proceeds	Japanese public offering	¥325,243,490,000 (approximate net proceeds	)
	International offering	¥374,020,290,000 (approximate net proceeds	)
Issue Price	¥125.27 per Share
Number of Issued Shares at the Time of Offering	common stock	15,500,328,530 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	16,451,770,530 shares
Number of Shares Issued through this Offering	common stock	5,609,000,000 shares
Total Number of Issued Shares after Offering	common stock	21,109,328,530 shares
	the Eleventh Series Class XI Preferred Stock	914,752,000 shares
	the Thirteenth Series Class XIII Preferred Stock	36,690,000 shares
	Total	22,060,770,530 shares
Original Use of Proceeds at the Time of Issuance	Investment in MHFG’s consolidated subsidiaries.
Scheduled Timing of Expenditure at the Time of Issuance	By the end of March 2011
Current Status of Appropriation	Proceeds have already been appropriated for investments in MHFG’s consolidated subsidiaries.

(vi)	Third-Party Allotment

Payment Date	July 30, 2010
Amount of Proceeds	¥48,753,190,000 (approximate net proceeds)
Issue Price	¥125.27 per Share
Number of Issued Shares at the Time of Offering	common stock the Eleventh Series Class XI Preferred Stock the Thirteenth Series Class XIII Preferred Stock Total	15,500,328,530 shares 914,752,000 shares 36,690,000 shares 16,451,770,530 shares
Number of Shares Issued through this Offering	common stock	391,000,000 shares
Total Number of Issued Shares after Offering	common stock the Eleventh Series Class XI Preferred Stock the Thirteenth Series Class XIII Preferred Stock Total	21,500,328,530 shares 914,752,000 shares 36,690,000 shares 22,451,770,530 shares
Allottee(s)	Nomura Securities Co., Ltd.
Original Use of Proceeds at the Time of Issuance	Investment in MHFG’s consolidated subsidiaries.
Scheduled Timing of Expenditure at the Time of Issuance	By the end of March 2011
Current Status of Appropriation	Proceeds have already been appropriated for investments in MHFG’s consolidated subsidiaries.

(vii)	Issuance of Third Series of Stock Acquisition Rights of MHFG (Stock Compensation-Type Stock Options)

Payment Date	August 26, 2010
Amount of Proceeds	Amount of proceeds through the issuance of Stock Acquisition Rights	¥813,692,160
	Amount of proceeds through the exercise of Stock Acquisition Rights	¥6,808,000
	Total	¥820,500,160
Exercise Price	¥1 per share
Number of Issued Shares at the Time of Offering	common stock the Eleventh Series Class XI Preferred Stock the Thirteenth Series Class XIII Preferred Stock Total	21,515,814,530 shares 914,752,000 shares 36,690,000 shares 22,467,256,530 shares
Number of Shares Issued through this Offering	common stock	- shares
Total Number of Issued Shares after Offering	common stock the Eleventh Series Class XI Preferred Stock the Thirteenth Series Class XIII Preferred Stock Total	21,518,250,420 shares 914,752,000 shares 36,690,000 shares 22,469,692,420 shares
Allottee(s)	Directors of MHFG Executive Officers of MHFG Directors of MHFG’s Subsidiaries Executive Officers of MHFG’s Subsidiaries	4 4 12 71
Number of Dilutive Shares through this Offering	6,808,000 shares
Current Status of Exercise (as of June 30, 2011)	Number of shares exercised: 2,195,000 shares
Original Use of Proceeds at the Time of Issuance	Not applicable.
Scheduled Timing of Expenditure at the Time of Issuance	Not applicable.
Current Status of Appropriation	Not applicable.

11.	Terms and Conditions of Issuance

(1)	Class and Number of Shares to be Offered	1,285,038,883 shares of common stock of MHFG
(2)	Calculation Method of Issue Price	The issue price shall be the closing price of the shares of common stock of MHFG on the Tokyo Stock Exchange, Inc. on Friday, August 26, 2011, or if such closing price does not exist on such day, the closing price on the most recent trading day.
(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of stated capital increase, as calculated in accordance with Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than ¥1 resulting from the calculation being rounded up to the nearest ¥1. The amount of the additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.
(4)	Allottees and Number of Shares to be Allotted	Mizuho Corporate Bank, Ltd. Mizuho Bank, Ltd.	962,094,673 shares 322,944,210 shares
(5)	Subscription Period	August 26, 2011 (Friday)
(6)	Payment Date	August 29, 2011 (Monday)
(7)	Others	Each of the items above shall be conditioned upon the securities registration statement to be filed under the Financial Instruments and Exchange Law becoming effective.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations Office
Tel: 81-3-5224-2026

[END OF DOCUMENT]

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MHFG has resolved matters relating to the issuance of new shares and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act of 1933, as amended. The securities referred to above will not be offered or sold in the United States.